SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 February 2005

JANUARY 2005 TRAFFIC

Buoyant activity in January:

•	10.3% growth in passenger traffic and significantly improved load factor of 78.0% (up 3.3 points)

•	15.5% growth in cargo traffic and load factor at 63.8% (down 0.4 points)

Passenger operations

The Air France-KLM Group achieved a strong performance in January with load factor improving by 3.3 points to 78.0%. Activity remained strong with traffic increasing by 10.3% on 5.6% higher capacity.

The Group carried over 5 million passengers (up 8.2%).

All networks posted improving load factors.

On the Americas network, the load factor gained 5.3 points to 83.6% with capacity and traffic increasing by 2.6% and 9.6% respectively.

Activity remained strong in Asia. Traffic was up 17.6% on 15.6% capacity leading to a 1.4-point improvement in load factor to 81.9%.

On the Africa & Middle-East network, traffic was up 7.0% for a 6.4% rise in capacity. Load factor stood at 78.4% (up 0.5 points).

The Caribbean & Indian Ocean sector recorded a 5.3-point gain in load factor (87.1%), as traffic increased by 7.3% on a 0.7% growth in capacity.

The medium-haul network also posted a good performance with a 2.9-point improvement in load factor (61.6%), as traffic increased by 8.8% for a 3.7% rise in capacity.

Both airlines recorded their highest load factor for January:

•	Air France load factor reached 76.7%, up 4.0 points, as traffic increased by 9.5% on 3.8% higher capacity.

•	KLM load factor stood at 80.4%, up 1.9 points, as traffic increased by 11.8% on 9.1% higher capacity.

Cargo operations

Cargo activity remained buoyant in January. Traffic increase by 15.5% for a 16.2% rise in capacity. Cargo load factor stood at 63.8% (down 0.4 points).

•	Air France cargo traffic was up 13.5% in line with capacity (up 14.0%). Load factor stood at 58.7%, down 0.3 points.

•	KLM cargo traffic increased by 17.8% for a 19.3% rise in capacity. Load factor stood at 70.6%, down 0.9 points.

Agenda

Thursday 17 February 2005:

•	publication of Q3 2004-05 results at 7:00 am (Paris time)

•	audio-web conference at 3:00 pm (London time)

•	to connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

•	to visualize the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ3)

•	for instant replay, please dial 00 44 207 031 4064 (code: 640829)

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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STATISTICS

Passenger operations (millions)

	January			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Passengers carried (000)	5,085	4,702	8.2%	53,773	50,566	6.3%
Revenue pax-kilometers (RPK)	14,369	13,023	10.3%	141,202	128,688	9.7%
Available seat-kilometers (ASK)	18,429	17,451	5.6%	179,178	166,327	7.7%
Passenger load factor (%)	78.0%	74.6%	3.3	78.8%	77.4%	1.4

Europe (including France)
Passengers carried (000)	3,456	3,220	7.3%	38,115	36,408	4.7%
Revenue pax-kilometers (RPK)	2,596	2,385	8.8%	29,217	27,683	5.5%
Available seat-kilometers (ASK)	4,215	4,063	3.7%	43,180	40,848	5.7%
Passenger load factor (%)	61.6%	58.7%	2.9	67.7%	67.8%	-0.1

America (North and South)
Passengers carried (000)	574	525	9.5%	6,173	5,635	9.5%
Revenue pax-kilometers (RPK)	4,290	3,914	9.6%	45,237	41,519	9.0%
Available seat-kilometers (ASK)	5,133	5,001	2.6%	52,703	49,971	5.5%
Passenger load factor (%)	83.6%	78.3%	5.3	85.8%	83.1%	2.7

Asia / Pacific
Passengers carried (000)	359	306	17.3%	3,327	2,635	26.3%
Revenue pax-kilometers (RPK)	3,144	2,673	17.6%	29,327	23,212	26.3%
Available seat-kilometers (ASK)	3,837	3,318	15.6%	36,013	29,082	23.8%
Passenger load factor (%)	81.9%	80.5%	1.4	81.4%	79.8%	1.6

Africa & Middle East
Passengers carried (000)	384	357	7.4%	3,579	3,224	11.0%
Revenue pax-kilometers (RPK)	2,050	1,916	7.0%	18,578	17,027	9.1%
Available seat-kilometers (ASK)	2,614	2,457	6.4%	23,793	22,159	7.4%
Passenger load factor (%)	78.4%	78.0%	0.5	78.1%	76.8%	1.2

Caribbean-Indian Ocean
Passengers carried (000)	312	294	6.1%	2,579	2,663	(3.2%)
Revenue pax-kilometers (RPK)	2,290	2,134	7.3%	18,843	19,247	(2.1%)
Available seat-kilometers (ASK)	2,630	2,611	0.7%	23,490	24,267	(3.2%)
Passenger load factor (%)	87.1%	81.8%	5.3	80.2%	79.3%	0.9

Cargo operations (millions)

	January			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Revenue tonne-km (RTK)	814	705	15.5%	8,392	7,563	11.0%
Available tonne-km (ATK)	1,277	1,099	16.2%	12,278	11,118	10.4%
Cargo load factor (%)	63.8%	64.2%	-0.4	68.4%	68.0%	0.3

Europe (including France)
Available tonne-km (ATK)	7	8	(9.9%)	79	76	4.6%
Revenue tonne-km (RTK)	35	36	(3.5%)	368	354	3.9%
Cargo load factor (%)	19.9%	21.3%	-1.4	21.5%	21.4%	0.1

America (North and South)
Revenue tonne-km (RTK)	277	253	9.5%	2,896	2,647	9.4%
Available tonne-km (ATK)	407	388	4.8%	4,189	3,999	4.7%
Cargo load factor (%)	68.1%	65.2%	2.9	69.1%	66.2%	3.0

Asia / Pacific
Revenue tonne-km (RTK)	412	334	23.1%	4,198	3,694	13.7%
Available tonne-km (ATK)	604	460	31.4%	5,641	4,753	18.7%
Cargo load factor (%)	68.1%	72.7%	-4.6	74.4%	77.7%	-3.3

Africa & Middle East
Revenue tonne-km (RTK)	77	71	9.4%	757	695	8.8%
Available tonne-km (ATK)	134	128	4.1%	1,225	1,166	5.1%
Cargo load factor (%)	57.9%	55.1%	2.8	61.8%	59.6%	2.1

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	41	39	5.3%	462	451	2.3%
Available tonne-km (ATK)	97	86	12.9%	854	845	1.1%
Cargo load factor (%)	42.3%	45.4%	-3.1	54.0%	53.4%	0.7

(1)	Consolidation of Air France over 10months (April-January) and KLM over 9 months (May- January)

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations